UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2017

CBS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-09553	04-2949533
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

51 West 52 Street New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 975-4321

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 13, 2017, CBS Corporation (the “Company” or “CBS”), CBS Radio Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“CBS Radio”), Entercom Communications Corp., a Pennsylvania corporation (“Entercom”), and Constitution Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Entercom (“Merger Sub”), entered into Amendment No. 2 (“Amendment No. 2”) to the Agreement and Plan of Merger, dated as of February 2, 2017 (as amended as of July 10, 2017, the “Merger Agreement”), by and among the Company, CBS Radio, Entercom and Merger Sub.

Prior to the adoption of Amendment No. 2, the Merger Agreement required CBS and CBS Radio to request the registration statement required to be filed by Radio pursuant to the Merger Agreement (the “Radio Registration Statement”) be declared effective by the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practical following the date of the Merger Agreement. Similarly, the Merger Agreement also required Entercom to (i) request the registration statement required to be filed by Entercom pursuant to the Merger Agreement (the “Entercom Registration Statement” and, together with the Radio Registration Statement, the “Registration Statements”) be declared effective by the SEC and (ii) mail its proxy statement to shareholders, in each case, as soon as reasonably practical following the date of the Merger Agreement. CBS, CBS Radio and Entercom agreed to adopt Amendment No. 2, which will allow the parties to temporarily delay requesting effectiveness of the Registration Statements and the mailing of the proxy statement to Entercom shareholders until the required regulatory approvals are received. CBS expects to complete the transaction during the fourth quarter of 2017.

Amendment No. 2 provides that, among other things, the Merger Agreement can be terminated by either the Company or Entercom if the Merger has not been consummated as of January 31, 2018. Notwithstanding the foregoing, each of the Company and Entercom has the right to extend such date until May 2, 2018 if, by November 2, 2017, the approval of the Federal Communications Commission (the “FCC”) has not been obtained or if the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has not occurred, in each case only if the failure to consummate the Merger is not due to a party’s failure to perform its obligations under the Merger Agreement. However, if as of January 31, 2018, the conditions to the closing of the Merger concerning the expiration or termination of any applicable waiting period under the HSR Act, the approval of the FCC, the approval of Entercom’s shareholders and the absence of any law or order restraining, enjoining or prohibiting the consummation of the transaction have all been satisfied, CBS may not terminate the Merger Agreement due to the passing of the termination date of the Merger Agreement.

Amendment No. 2 also provides that Entercom in no event will be required to mail the proxy statement required to be mailed to its shareholders pursuant to the Merger Agreement until after CBS Radio has requested that the SEC declare effective the Radio Registration Statement. In addition, Amendment No. 2 provides that CBS Radio in no event will be required to have the Radio Registration Statement declared effective until the first date after the satisfaction of the conditions to the closing of the Merger concerning the expiration or termination of any applicable waiting period under the HSR Act and the approval of the FCC that it is reasonably practicable to have had the Radio Registration Statement declared effective, but only to the extent such date is on or prior to January 31, 2018.

The above description is a summary that is qualified by the full text of Amendment No. 2. A copy of Amendment No. 2 is attached as an exhibit and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 2, dated as of September 13, 2017, to the Agreement and Plan of Merger, dated as of February 2, 2017, as amended July 10, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp.

Forward-Looking Statements

This filing contains certain statements about Entercom, CBS and CBS Radio that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in Entercom’s and CBS’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the SEC. The forward-looking statements contained in this press release may include statements about the expected effects on Entercom, CBS and CBS Radio of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the “Transaction”); the anticipated timing and benefits of the Transaction and Entercom’s, CBS’s, and CBS Radio’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Entercom, CBS and CBS Radio (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Entercom’s and CBS’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain or consummate financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm Entercom’s or CBS’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Entercom nor CBS undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBS CORPORATION (Registrant)

Date: September 13, 2017	/s/ Joseph R. Ianniello
Joseph R. Ianniello
Chief Operating Officer